

**Annual Report**
**March 31, 2001**

# The Managers Funds

U.S. Stock Market
  Plus Fund

Short Duration
  Government Fund

Intermediate Duration
  Government Fund

*We pick the talent.*
*You reap the results.*

# Table of Contents

Founded in 1983, The Managers Funds offers individual and institutional investors the experience and discipline of some of the world's most highly regarded investment professionals.

# Letter to Shareholders

**Dear Fellow Shareholder:**

The past twelve months have been extremely challenging for investors as the U.S. economy rapidly moved from broad and vigorous growth to extreme distress in certain industries, which has clearly affected the entire economy. Characteristically, the stock market, which had charged to record levels in expectation of sustained robust growth, depreciated significantly as weakening corporate revenue projections became apparent. For the 12 months ended March 2001, the S&P 500® Index returned -21.7%, its worst 12-month return since 1974. In addition, the NASDAQ composite index, which represents the performance of a broad array of stocks that are traded over-the-counter and includes a significant amount of "new economy" companies, fell 59.7% during the period, its worst 12-month return ever.

The virtuous cycle derived by low inflation, high employment, extended economic expansion, strong corporate earnings driven by structural and technological improvements, and low interest rates slowed during the year, causing investors to worry that the cycle might actually reverse. While the Federal Reserve Board tried to cool the surging economy early in the year with two interest rate hikes, sharply rising energy prices had an even greater effect. In addition, it became evident as the year progressed that many fledgling internet companies would run out of operating cash long before they would be able to grow into profitability. Because the capital markets were no longer willing to donate to the internet cause, the dot.com fallout commenced. The weakness spread across the entire technology and communications sectors, even affecting the large, mature companies.

In hindsight one could say that the stock market was late in recognizing the weakness while the bond market correctly anticipated the slowdown. Early into the year, the Treasury yield curve had moved to an inverted shape whereby short-term securities were priced to deliver a higher yield than long-term securities' yields. This is not as common as the reverse situation and clearly anticipates an economic slowdown. Throughout the period, as yields fell, Treasury securities generally outperformed most other bonds. This was due to a few factors including a reduction in the supply of Treasury securities as a result of government buybacks, heightened worries about the credit health of corporations, and an increase in prepayment rates on mortgage loans. By the end of the period, short-term yields had fallen by more than 2 percentage points, and the Treasury yield curve had resumed a more typical shape, and thus a more neutral stance. As a result, the prices of fixed-income securities performed quite well throughout the period, particularly high quality and government issues.

Given this environment, it is not surprising that the Managers Short Duration Government and Managers Intermediate Duration Government Funds produced healthy returns for the period, while the Managers U.S. Stock Market Plus Fund, which is managed so that its performance closely resembles that of the S&P 500 Index, suffered its worst 12-month performance ever.

Currently, it remains unclear as to whether the economy will actually fall into a recession, merely stabilize at a lower growth rate, or resume a rapid expansion. In the meantime, it is likely that the markets will continue to be quite volatile. We believe, as always, that diversification is an effective instrument in managing risk, and that actively rebalancing one's portfolio, particularly after a significant market movement, is an important aspect to effective diversification.

The following report contains a detailed review of each of the aforementioned Funds' performance along with a portfolio listing and financial statements for each Fund. We are pleased to note that The Managers Funds LLC continued to expand and improve our services throughout the past year. Not only have we expanded our Fund line-up by launching a new Fund, Managers Small Company Fund, we have improved the information available to investors via our internet website, www.managersfunds.com. In addition to being able to view current and historical net asset values per share, distributions and quarterly fact sheets, investors are now able to get details about their specific accounts and even perform certain transactions via the website. As always, we post any news or other pertinent information about the Funds as soon as applicable.

Should you have any questions about this report, please feel free to contact us at 1-800-835-3879, or visit the website at www.managersfunds.com. We thank you for your investment in The Managers Funds.

Sincerely,

Peter M. Lebovitz
President & CEO
The Managers Funds LLC

Thomas G. Hoffman, CFA
Director of Research
The Managers Funds LLC

# THE MANAGERS FUNDS

## The Managers Funds Performance
All periods ended March 31, 2001 (unaudited)

| | Average Annual Total Returns (a) | | | | | | | Morningstar |
|---|---|---|---|---|---|---|---|---|
| **Equity Funds:** | **Year to Date** | **1 Year** | **3 Years** | **5 Years** | **10 Years** | **Since Inception** | **Inception Date** | **Rating (b)** |
| Value | (0.47)% | 6.99% | 4.22% | 12.82% | 13.70% | 13.90% | Oct. '84 | ☆☆☆☆ |
| Capital Appreciation | (25.80)% | (48.44)% | 15.59% | 17.69% | 16.39% | 16.22% | Jun. '84 | ☆☆☆☆ |
| Small Company | (18.30)% | - | - | - | - | (24.10)% | Jun. '00 | N/A |
| Special Equity | (13.50)% | (25.80)% | 5.89% | 13.54% | 16.11% | 15.31% | Jun. '84 | ☆☆☆☆ |
| International Equity | (14.35)% | (20.67)% | (0.29)% | 6.21% | 9.67% | 11.72% | Dec. '85 | ☆☆☆☆ |
| Emerging Markets Equity | (3.22)% | (30.66)% | 0.12% | - | - | 1.37% | Feb. '98 | ☆☆☆ |
| U.S. Stock Market Plus | (11.74)% | (22.47)% | 1.44% | 13.05% | - | 15.05% | Jun. '92 | ☆☆☆☆ |
| **Income Funds:** | | | | | | | | |
| Bond | 3.65% | 8.06% | 5.66% | 7.86% | 8.93% | 10.25% | Jun. '84 | ☆☆☆ |
| Global Bond | (4.16)% | (3.83)% | (0.06)% | 1.71% | - | 3.13% | Mar. '94 | ☆ |
| Intermediate Duration Government | 2.50% | 12.17% | 5.99% | 6.89% | - | 7.68% | Mar. '92 | ☆☆☆☆ |
| Intermediate Bond | 3.30% | 10.01% | 5.77% | 5.72% | 6.43% | 7.81% | Jun. '84 | ☆☆☆☆ |
| Short Duration Government | 2.50% | 7.35% | 4.96% | 5.54% | - | 5.39% | Mar. '92 | ☆☆☆☆ |
| Money Market | 1.36% | 6.13% | 5.44% | 5.41% | 4.69% | 5.84% | Jun. '84 | N/A |

*Past performance is not a guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be more or less than the original cost. An investment in the Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Additional risks are associated with investing in international and emerging markets, and such securities may be considered speculative. There are also risks associated with investing in small-cap companies, such as increased volatility. For more information regarding The Managers Funds, including fees, expenses and risks, please call (800) 835-3879 or visit our website at www.managersfunds.com for a Prospectus. Please read the Prospectus carefully before you invest or send money. The Prospectus is not an offer to sell shares in the Fund. The principal value and investment return of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Distributed by Managers Distributors, Inc., a NASD member.*

(a) Total return equals income yield plus share price change and assumes reinvestment of all dividends and capital gain distributions. Returns are net of fees and may reflect offsets of Fund expenses as described in the prospectus. No adjustment has been made for taxes payable by shareholders on their reinvested dividends and capital gain distributions. Returns for periods greater than one year are annualized. Year to date total returns are based on calendar year.

(b) Morningstar proprietary ratings reflect historical risk-adjusted performance as of 03/31/01 and are subject to change every month. The ratings are calculated from the Funds' three-, five- and ten-year average annual returns (if applicable) in excess of 90-day Treasury bill returns with appropriate fee adjustments, and a risk factor that reflects fund performance below 90-day Treasury bill returns. For the three-, five- and ten-year periods, respectively, each of the Equity Funds rated, other than the International Equity Fund and Emerging Markets Equity Fund, were rated against 4,298, 2,653 and 839 equity funds, the International Equity Fund and Emerging Markets Equity Fund were rated against 1,292, 808 and 157 international equity funds, and each of the Income Funds were rated against 1,786, 1,319 and 398 taxable fixed-income funds. The top ten percent of the funds in an investment class receive five stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star.

# Managers U.S. Stock Market Plus Fund

**Managers U.S. Stock Market Plus Fund** ("Stock Market Plus") seeks to provide a total return exceeding that of the S&P 500 Index without additional market risk. The Fund invests primarily in an actively managed portfolio of fixed-income securities and maintains positions in S&P 500 futures, options and similar invest-ments. The Fund does not invest principally in the common stocks that make up the S&P 500 Index or any other index. The Managers Funds LLC ("TMF") currently utilizes a single independent sub-advisor, Smith Breeden Associates, Inc. ("Smith Breeden") to manage the portfolio. John Sprow, of Smith Breeden, has been managing the Fund's portfolio since its inception in 1992.

### The Portfolio Manager

John and the portfolio management team at Smith Breeden specialize in analyzing and investing in mortgage and corporate securities. Through careful analysis and comparison of the characteristics of these securities, such as type of issuer, coupon, maturity, geographic structure, and historic and prospective prepayment rates, John seeks to buy relatively undervalued securities. The thesis behind Stock Market Plus is rather simple and stems from John's belief that a portfolio of mortgage and corporate securities can outperform a portfolio of Treasury securities with similar interest rate sensitivity. Using index futures and/or swaps, any investor can simulate an investment in the actual stocks within an index such as the S&P 500. Instead of paying for the stocks, the investor only needs to put aside a small portion of his assets to cover changes in the index price. Thus, he can still use most of the assets in his portfolio to buy other securities. As it typically works out, an investment in index futures along with an appropriate portion of cash invested in short-term U.S. Treasury securities will have risk and return parameters that are almost identical to the index. John Sprow and the portfolio managers at Smith Breeden believe that if they can consistently exceed the performance of short-term Treasury securities by investing in mortgage and corporate securities, they can use this technique to create a portfolio that will have a return pattern very similar to the S&P 500, but slightly better—an enhanced index. Specifically, John buys enough futures and swaps contracts on the S&P 500 to simulate an actual investment in the stocks with the entire portfolio. He then uses his expertise in fixed-income securities to construct a portfolio that he believes will outperform a similarly structured portfolio of Treasury securities. Finally, he hedges most of the interest rate volatility by selling (shorting) interest rate futures contracts. The result is a bond portfolio that acts similarly to the stock market. In this way, investors can utilize John Sprow's bond picking prowess within an equity allocation.

**Performance and Spreads:** For the year ended March 31, 2001, the Fund returned −22.47%, compared with the return of −21.68% for the S&P 500 Index. While the vast majority of the Fund's negative return was due to the poor performance of the S&P 500 throughout the year, the Fund's underperformance relative to the benchmark was generally a result of widening credit spreads. The second quarter of 2000 brought wider spreads mostly due to continued market worries about the disappearance of Treasury debt and the Rep. Baker congressional hearings on the oversight of Fannie Mae and Freddie Mac. The portfolio underperformed the S&P 500 index by about 42 basis points ("bps") for the quarter. The third quarter of 2000 brought with it a more benign environment for spread product. Perhaps it was due to the summer lull or the fact that the equity markets appeared to have settled after a second quarter scare, but swap spreads narrowed by about 12-13 bps and the Fund outperformed the index by about 41 bps, erasing the previous quarter's losses.

The fourth quarter of 2000 brought a double whammy of increased fears of economic weakening and lower interest rates. The economic weakening caused equity markets to plunge with many participants moving into bonds. The deline in interest rates, meanwhile, caused the first prepayment scare in the mortgage market since 1998 and spreads reacted by widening. The portfolio underperformed during this quarter by about 100 bps. The first quarter of 2001 began with a bang, as the Federal Reserve Board ("Fed") surprised many by reducing the Federal Funds Rate between it's scheduled Open Market Committee meetings. Investors in spread product interpreted this to mean that the Fed was determined not to allow the economy to slide into recession, which would be beneficial to corporate bonds. Unfortunately, this euphoria was short-lived as a wave of warnings about corporate earnings forced investors to rethink their optimistic views. The sell-off in spreads, which began in November, returned with renewed vigor and the portfolio gave back most of its January gains, outperforming the index by only 11 bps for the quarter.

**Asset Allocation and Spread Duration:** Smith Breeden made few major adjustments to the asset allocation of the portfolio during the first three quarters of the fiscal year. Fixed-rate mortgages (FRMs) dropped from 72% to 62% of the portfolio as they brought the adjustable rate mortgage (ARMs) weight up from 8% to 14% and the agency debt weight up from 0% to 6% (the remainder of the portfolio consists of corporate debt, preferred stock and cash equivalents). These moves were made due to the relative weakness in ARMs

# Managers U.S. Stock Market Plus Fund (continued)

from increased supply during the summer months, and value in Agency debt markets once the Baker hearings were completed. John raised the FRM weight, however, by the end of 2000, to 68% while bringing down the agency weight and ARM weight as both agencies and ARMs began to outperform due to the prepayment fears in the FRM market. During this time, the Collateralized Mortgage Backed Security ("CMBS") weight remained between 5% and 7% and the private placement (i.e., 144a securities) weight remained between 7% and 8%.

The first quarter of 2001 brought several opportunities as spreads moved quite dramatically. By the end of the quarter, Smith Breeden decreased the FRM weight of the portfolio to 56% due to the uncertainty over future prepayments and supply, while increasing the agency weight to 4%, the CMBS weight to 10% and the private placement weight to 12%. Finally, while having no investments in corporate bonds during 2000, the manager increased their weight to 6%. This proved to be an excellent move as 2000 was a dismal year for corporates due to the declining economy. Risk-adjusted spreads gapped out to very wide levels. Looking forward, the management team will continue to opportunistically add solid corporate credits to the portfolio.

In addition to closely managing the asset allocation of the portfolio, the manager also actively manages the spread duration of the portfolio. Generally, the team manages risk by decreasing spread duration as credit spreads tighten and relative performance is positive. Conversely, the manager increases the Fund's spread duration as credit spreads widen and relative performance is negative. Since spreads in general widened over the last year, the spread duration of the portfolio had a general widening trend. However, the manager decreased spread duration during April, June, August 2000 and January 2001, all of which were excellent months for performance. Currently, spread duration of the portfolio is on the wide side vs. historical levels. The manager believes spread product is likely to tighten from here for several reasons: 1) spread product is at historically very wide levels, 2) tax cuts and a slower than average economy will lower the Treasury surplus and decrease Treasury buy-backs and 3) a more normal yield curve (meaning upward sloping) will increase demand for spread product.

**Cumulative Total Return Performance:** Stock Market Plus's cumulative total return is based on the daily change in net asset value ("NAV"), and assumes that all distributions were reinvested. The S&P 500 Index consists of 500 stocks chosen by Standard & Poor's for market size (generally the largest market value within their industry), liquidity (trading volume is analyzed to ensure ample liquidity and efficient share pricing), and industry group representation (representing important industry segments within the U.S. economy). It is a market value weighted index (stock price times number of shares outstanding), with each stock's weight in the Index proportionate to its market value. The index assumes reinvestment of dividends. This chart compares a hypothetical $10,000 investment made in Stock Market Plus since its inception on June 30, 1992 through March 31, 2001, to a $10,000 investment made in the S&P 500 for the same time period. Past performance is not indicative of future results.



The table below shows the average annual total returns for the U.S. Stock Market Plus and the S&P 500 Index for the one-year, five-year, and since inception periods ending March 31, 2001.

| Average Annual Total Returns: | 1-Year | 5-Years | Since Inception |
|---|---|---|---|
| Stock Market Plus | -22.47% | 13.05% | 15.05% |
| S&P 500 Index | -21.68% | 14.18% | 15.01% |

# Managers Short Duration Government Fund

**Managers Short Duration Government Fund** ("Short Duration") seeks to provide investors with a high level of current income, consistent with a low volatility of NAV. The Fund seeks to achieve its objective by matching the duration, or interest rate risk, of a portfolio that invests exclusively in six-month U.S. Treasury securities on a constant maturity basis. TMF currently utilizes a single independent sub-advisor, Smith Breeden to manage the portfolio. Dan Dektar, of Smith Breeden, has been managing the Fund's portfolio since its inception in 1992.

**The Portfolio Manager**

Dan and the portfolio management team at Smith Breeden specialize in analyzing and investing in mortgage securities. Through careful analysis and comparison of the characteristics of these securities, such as type of issuer, coupon, maturity, geographic structure, and prepayment rates, Dan seeks to structure a portfolio with similar risk characteristics to six month U.S. Treasury securities and slightly higher returns. Because there is less certainty about the timing of principal payments to individual mortgage securities than for U.S. Treasury securities, they tend to carry a slightly higher yield. A properly structured portfolio of mortgage securities, however, can have a highly predictable cash flow while maintaining a yield advantage over Treasuries. Although Dan often purchases securities with maturities longer than six-months, he does not attempt to increase returns by actively positioning the interest rate sensitivity of the portfolio. Instead he typically manages the weighted average duration of the portfolio so that it remains close to six months.

**Performance and Spreads:** For the fiscal year ended March 31, 2001, the Fund returned 7.35%, compared with the return of 6.90% for the Merrill 6-Month T-bill Index. While spreads widened somewhat from the beginning to the end of the period, the portfolio manager was able to add value by repositioning the portfolio's spread duration and take advantage of variations in the market. The second quarter of 2000 brought wider spreads mostly due to continued market worries about the disappearance of Treasury debt and the Rep. Baker congressional hearings on the oversight of Fannie Mae and Freddie Mac. The portfolio underperformed the benchmark by about 27 basis points ("bps") for the quarter. With the third quarter of 2000 came a more benign environment for spread product. Perhaps it was due to the summer lull or the fact that the equity markets appeared to have settled after a second quarter scare, but mortgage spreads narrowed and the Fund outperformed the index by about 20 bps, almost erasing the previous quarter's losses.

The fourth quarter of 2000 brought a double whammy of increased fears of economic weakening and lower interest rates. The economic weakening caused equity markets to plunge with many participants moving into bonds. This decrease in rates caused the first prepay scare in the mortgage market since 1998 and spreads reacted by widening. The portfolio underperformed during this quarter by about 19 bps. The first quarter of 2001 began with a bang, with the Federal Reserve Board ("Fed") performing a between meeting cut in the Federal Funds Rate. Investors in spread product loved this, interpreting it to mean that the Fed was determined not to allow the economy to slide into recession. Unfortunately, this euphoria was short-lived as a wave of warnings about corporate earnings forced investors to reverse their optimistic views. The sell-off in spreads, which began in November, returned and the portfolio gave back some of its January gains, outperforming the index by 69 bps for the quarter.

**Asset allocation and spread duration:** Smith Breeden made few major adjustments to the asset allocation of the portfolio during the first three quarters of the fiscal year. The allocation to fixed-rate mortgages ("FRM") dropped as the team brought the adjustable rate mortgage ("ARM") weight up from 8% to 17% and the agency debt weight up from 0% to 9% (the remainder of the portfolio consists of corporate debt, preferred stock and cash equivalents). These moves were made due to the relative weakness in ARMs from increased supply during the summer months, and value in Agency debt markets once the Baker hearings were completed. The portfolio manager raised the FRM weight, however, by the end of 2000, to 93% while bringing down the agency weight and ARM weight as both Agencies and ARMs began to outperform due to the prepayment fears in the FRM market.

In addition to closely managing the asset allocation of the portfolio, the portfolio manager also actively manages the spread duration of the portfolio. Generally, the team manages risk by decreasing spread duration as credit spreads tighten and relative performance is positive. Conversely, the manager increases the Fund's spread duration as credit spreads widen and relative performance is negative. Since spreads in general widened over the last year, the spread duration of the portfolio had a general widening trend. However, the manager decreased spread duration during April, June, August 2000 and January 2001, all of which were excellent months for performance. Currently, spread duration of the portfolio is on the wide side vs. historical levels. The manager believes spread product is likely to tighten from here for several reasons: 1) spread product is at historically very wide levels, 2) tax cuts and a slower than average economy will lower the Treasury surplus and decrease Treasury buy-backs and 3) a more normal yield curve (meaning upward sloping) will increase demand for spread product.

**Cumulative Total Return Performance:** Short Duration cumulative total return is based on the daily change in NAV, and assumes that all distributions were reinvested. The Merrill Lynch 6-Month T-Bill Index is comprised of a single issue purchased at the beginning of the month and held for a full month. At the end of the month, that issue is sold and rolled into a newly selected issue. The issue selected at each month end re-balancing is the Treasury Bill outstanding that matures closest to, but not beyond 6 months from the re-balancing date. To qualify for selection, an issue must have settled on or before the re-balancing (month-end) date. While the index will often hold the Treasury Bill issued at the most recent or prior 6-month auction, it is also possible for a seasoned 1-Year Bill to be selected. The index assumes reinvestment of dividends. This chart compares a hypothetical $10,000 investment made in Short Duration since its inception March 31, 1992, to a $10,000 investment made in the Merrill Lynch 6-Month T-Bill for the same time period. Past performance is not indicative of future results.



The table below shows the average annual total returns for the Short Duration Government and the Merrill 6-Month T-Bill Index for the one-year, five-year, and since inception periods ending March 31, 2001.

| Average Annual Total Returns | 1-Year | 5-Years | Since Inception |
|---|---|---|---|
| Short Duration | 7.35% | 5.54% | 5.39% |
| Merrill Lynch 6-Month T-Bill Index | 6.90% | 5.65% | 5.17% |

# Managers Intermediate Duration Government Fund

**Managers Intermediate Duration Government Fund** ("Intermediate Duration") seeks to provide investors with a total return in excess of the total return of the Salomon Smith Barney Mortgage Index ("SSBM Index"). TMF currently utilizes a single independent sub-advisor, Smith Breeden to manage the portfolio. Dan Dektar and Tim Rowe, of Smith Breeden, have been managing the Fund's portfolio since 1992 and 1997, respectively.

**The Portfolio Manager**

The portfolio management team at Smith Breeden specializes in analyzing and investing in mortgage securities. Through careful analysis and comparison of the characteristics of these securities, such as type of issuer, coupon, maturity, geographic structure, and historic and prospective prepayment rates, Dan and Tim seek to structure a portfolio that will outperform the SSBM Index. While the portfolio managers will purchase securities of any maturity or duration, they do not attempt to add value by actively positioning the interest rate sensitivity of the portfolio. Instead, they typically manage the weighted average duration of the portfolio so that it is similar to the duration of the SSBM Index.

**The Year in Review**

The Fund returned 12.17% for the fiscal year ending March 31, 2001, compared with the SSBM Index return of 12.71%. Fixed-income securities performed very well as interest rates declined significantly while economic growth slowed and the stock market bubble deflated. The yield curve steepened as 2-year Treasury yields decreased by 2.30%, from 6.48% to 4.18%, while ten-year Treasury yields declined 1.10%, from 6.01% to 4.91%.

The Fund benefited from both falling interest rates and the steepening yield curve. The Fund's return was enhanced by an overweight position in CMBS, which outperformed agency mortgage securities significantly during the period. Within the agency sector, the managers' decision to overweight securities issued by Fannie Mae and Freddie Mac was also additive as these securities outperformed Ginnie Mae issues during the year.

Looking ahead, Smith Breeden expects that continued weakness in the economy will lead to further declines in interest rates. To lessen the impact of mortgage refinancings on the performance of the Fund, the management team is emphasizing mortgage securities with relatively less exposure to prepayment risk, such as mortgage-backed securities backed by fifteen-year mortgages, lower coupon mortgages, and commercial mortgage loans with prepayment penalties.

# Managers Intermediate Duration Government Fund (continued)

**Cumulative Total Return Performance:** Intermediate Duration cumulative total return is based on the daily change in NAV, and assumes that all distributions were reinvested. The SSBM Index is designed to track the performance of bonds issued in the U.S. investment-grade bond market. The Salomon Smith Barney Broad Investment Grade ("USBIG") Index includes institutionally traded U.S. Treasury, government-sponsored (U.S. agency and supranational), mortgage, asset-backed, and investment-grade securities and provides a reliable and fair benchmark for an investment-grade portfolio manager. The SSBM Index, a component of the USBIG Index, comprises 30- and 15-year GNMA, FNMA, and FHLMC securities and FNMA and FHLMC balloon mortgages. The principal payment component of the total-rate-of-return computation for the SSBM Index includes both scheduled principal amortization and unscheduled principal prepayment. The SSBM Index accounts for all mortgage payments (principal plus interest) at the end of each month to reflect the monthly cash flow characteristics inherent in the instruments. The SSBM Index assumes reinvestment of dividends. This chart compares a hypothetical $10,000 investment made in Intermediate Duration since its inception March 31, 1992, to a $10,000 investment made in the SSBM Index for the same time period. Past performance is not indicative of future results.



The table below shows the average annual total returns for the Intermediate Duration Government and the SSBM Index for the one-year, five-year, and since inception periods ending March 31, 2001.

| Average Annual Total Returns | 1-Year | 5-Years | Since Inception |
|---|---|---|---|
| Intermediate Duration | 12.17% | 6.89% | 7.68% |
| SSBM Index | 12.71% | 7.57% | 7.44% |

# Managers U.S. Stock Market Plus Fund
# Schedule of Portfolio Investments
March 31, 2001

| | Principal Amount | Value |
|---|---|---|
| **U.S. Government Agency Obligations - 107.7%** [1] | | |
| **Federal Home Loan Mortgage Corporation - 28.7%** | | |
| FHLMC Gold, 6.000%, 01/01/29 | $ 13,180,886 | $ 12,884,555 |
| FHLMC Gold 30 Year, 7.500%, TBA | 14,300,000 | 14,626,212 |
| FHLMC, 9.500%, 07/01/02 | 6,632 | 6,675 |
| **Total Federal Home Loan Mortgage Corporation** | | 27,517,442 |
| **Federal National Mortgage Association – 32.2%** | | |
| FNMA 15 Year, 6.000%, TBA | 2,200,000 | 2,192,436 |
| FNMA 30 Year, 6.000%, TBA | 1,100,000 | 1,073,188 |
| FNMA, 6.500%, 03/01/29 | 3,331,366 | 3,322,846 |
| FNMA, 7.000%, 08/01/27 through 02/01/29 | 5,559,018 | 5,634,723 |
| FNMA 30 Year, 7.500%, TBA | 4,600,000 | 4,700,625 |
| FNMA, 7.500%, 03/01/30 through 05/01/30 | 2,314,192 | 2,366,141 |
| FNMA, 7.886%, 09/01/18 [2] | 228,090 | 233,963 |
| FNMA 30 Year, 8.00%, TBA | 10,900,000 | 11,240,625 |
| FNMA, 12.500%, 09/01/12 | 38,103 | 44,209 |
| **Total Federal National Mortgage Association** | | 30,808,756 |
| **Government National Mortgage Association – 46.8%** | | |
| GNMA, 5.000%, 01/20/30 [2] | 957,251 | 964,133 |
| GNMA, 6.000%, 04/20/29 through 06/20/29 | 8,312,566 | 8,401,917 |
| GNMA, 6.375%, 02/20/16 through 03/20/28 [2] | 3,535,106 | 3,576,778 |
| GNMA, 6.500%, 06/15/28 through 05/15/29 | 15,879,493 | 15,891,208 |
| GNMA, 6.750%, 09/20/21 | 369,330 | 378,200 |
| GNMA, 7.000%, 03/15/28 | 4,123,098 | 4,189,457 |
| GNMA, 7.125%, 12/20/17 | 1,676,440 | 1,715,736 |
| GNMA, 7.375%, 05/20/16 through 06/20/21 [2] | 2,049,574 | 2,086,322 |
| GNMA 30 Year, 7.500%, TBA | 6,000,000 | 6,150,000 |
| GNMA, 7.500%, 09/15/29 through 11/15/29 | 1,451,544 | 1,487,833 |
| **Total Government National Mortgage Association** | | 44,841,584 |
| **Total U.S. Government Agency Obligations** | | |
| (cost $102,817,945) | | 103,167,782 |
| **Corporate Bonds - 33.5%** | | |
| **Asset Backed - 27.4%** | | |
| Delta Air Lines Inc., 7.570%, 11/18/10 | 750,000 | 814,470 |
| First Union-Lehman Brothers-Bank of America Commercial Mortgage Trust, 6.560%, 11/18/08 | 5,000,000 | 5,127,629 |
| GMAC, 6.750%, 01/15/06 | 650,000 | 662,812 |
| GMAC Commercial Mortgage Securities, 6.420%, 08/15/08 | 5,500,000 | 5,576,885 |
| Nomura Asset Securities Corp., Series 1998-D6, Class A1B, 6.590%, 03/17/28 | 4,000,000 | 4,103,880 |
| Spinnaker IA A2, 7.630%, 05/01/01 | 8,500,000 | 8,446,875 |
| US Airways Inc., 7.076%, 03/20/21 | 1,500,000 | 1,530,645 |
| **Total Asset Backed** | | 26,263,196 |
| **Finance - 1.0%** | | |
| Ford Motor Credit Co., 6.875%, 02/01/06 | 950,000 | 974,244 |
| **Industrials - 5.1%** | | |
| Daimler Chrysler NA Holding Corp., 6.900%, 09/01/04 | 1,400,000 | 1,415,483 |
| Daimler Chrysler NA Holding Corp., 7.250%, 01/18/06 | 475,000 | 485,966 |

*The accompanying notes are an integral part of these financial statements.*

# Managers U.S. Stock Market Plus Fund
# Schedule of Portfolio Investments (continued)

| | Principal Amount | Value |
|---|---|---|
| **Industrials (continued)** | | |
| FedEx Corporation, 6.875%, 02/15/06 [3] | $ 975,000 | $ 1,000,984 |
| TRW, Inc., 6.450%, 06/15/01 | 300,000 | 299,679 |
| TRW, Inc., 6.625%, 06/01/04 | 900,000 | 892,434 |
| WorldCom Inc, 7.550%, 04/01/04 | 725,000 | 741,552 |
| **Total Industrials** | | 4,836,098 |
| **Total Corporate Bonds** (cost $31,862,442) | | 32,073,538 |
| **Option Contracts On Three-Month LIBOR Interest Rate Swap Agreements - 0.9%** | **Notional Amount** | |
| Option to enter into a pay-fixed 6.500% interest rate Swap with Deutsche Bank AG beginning 09/29/03 and expiring 09/29/08 | 30,000,000 | 556,500 |
| Option to enter into a receive-fixed 5.250% interest rate Swap with Deutsche Bank AG beginning 09/29/03 and expiring 09/29/08 | 30,000,000 | 321,000 |
| **Total Interest Rate Swap Agreements** (cost $870,000) | | 877,500 |
| **S&P 500 Swaps - 0.1%** | | |
| Morgan Guaranty Trust Co. Swap, receive S&P 500 Index, pay 3-Month LIBOR + 35 basis points, expires 03/19/02 | 31,360,356 | 96,276 |
| **Preferred Stock - 9.3%** | **Shares** | |
| Home Ownership Funding Corporation [3] (cost $9,515,385) | 11,700 | 8,891,661 |
| **Short-Term Investments - 8.2%** | | |
| **Repurchase Agreement - 0.7%** | **Principal Amount** | |
| State Street Bank & Trust Co., dated 03/30/01, due 04/02/01, 4.030%, total to be received $636,578 (secured by $635,000 FFCB 5.700%, due 05/17/02), at cost | $ 636,365 | 636,365 |
| **Federal National Mortgage Association Discount Notes - 7.5%** [4,5] | | |
| 0.000%, 04/23/01 through 07/16/01 | 7,240,000 | 7,193,589 |
| **Total Short-Term Investments** (cost $7,829,953) | | 7,829,954 |
| **Total Investments – 159.7%** (cost $152,895,725) | | 152,936,711 |
| **Other Assets, less Liabilities – (59.7)%** | | (57,143,061) |
| **Net Assets - 100.0%** | | $ 95,793,650 |

See notes to Schedules of Portfolio Investments on page 13.

The accompanying notes are an integral part of these financial statements.

# Managers Short Duration Government Fund
## Schedule of Portfolio Investments
March 31, 2001

| | Principal Amount | Value |
|---|---|---|
| **U.S. Government and Agency Obligations – 159.1%** [1] | | |
| **Federal Home Loan Mortgage Corporation – 59.1%** | | |
| FHLMC Gold 15 Year, 6.000%, TBA | $ 3,400,000 | $ 3,395,750 |
| FHLMC Gold 30 Year, 6.500%, TBA | 2,550,000 | 2,541,233 |
| FHLMC Gold, 7.000%, 06/01/30 | 1,161,923 | 1,176,968 |
| FHLMC Gold 30 Year, 7.500%, TBA | 6,550,000 | 6,699,419 |
| FHLMC Gold, 8.500%, 05/01/25 through 12/01/25 | 1,618,824 | 1,696,704 |
| **Total Federal Home Loan Mortgage Corporation** | | 15,510,074 |
| **Federal National Mortgage Association – 34.4%** | | |
| FNMA 30 Year, 6.000%, TBA | 1,900,000 | 1,852,688 |
| FNMA, 6.010%, 12/01/08 | 4,776,194 | 4,807,640 |
| FNMA, 6.040%, 10/01/08 | 1,318,183 | 1,331,380 |
| FNMA 30 Year, 8.00%, TBA | 900,000 | 928,125 |
| FNMA IO Strip, 9.000%, 07/01/21 | 561,519 | 128,278 |
| **Total Federal National Mortgage Association** | | 9,048,111 |
| **Government National Mortgage Association – 62.2%** | | |
| GNMA, 6.500%, 09/15/29 | 797,330 | 797,075 |
| GNMA, 6.750%, 07/20/17 through 09/20/22 [2] | 3,249,159 | 3,326,210 |
| GNMA, 7.000%, 01/15/28 through 10/15/28 | 10,864,877 | 11,040,051 |
| GNMA, 7.375%, 03/20/21 through 06/20/22 [2] | 865,969 | 879,931 |
| GNMA, 9.500%, 07/15/09 through 12/15/17 | 260,725 | 281,591 |
| **Total Government National Mortgage Association** | | 16,324,858 |
| **U.S. Treasury Bonds – 3.4%** | | |
| U.S.Treasury Inflation Protection Bonds, 3.375%, 01/15/07 | 884,144 | 893,534 |
| **Total U.S. Government and Agency Obligations** (cost $41,415,726) | | 41,776,577 |
| **Asset Backed - 11.6%** | | |
| GMAC Commercial Mortgage Securities, 6.420%, 08/15/08 (cost $2,864,428) | 3,000,000 | 3,041,937 |
| **Interest Rate Cap Contract - 0.1%** | **Notional Amount** | |
| Salomon Swapco, Expires 04/23/03, Strike Rate 7.500% (cost $770,922) | 50,000,000 | 19,500 |
| **Preferred Stock - 9.5%** | **Shares** | |
| Home Ownership Funding Corporation [3] (cost $2,691,383) | 3,300 | 2,507,904 |
| **Short-Term Investments - 6.0%** | | |
| **Other Investment Companies - 4.9%** | | |
| JPM Institutional Money Market Fund, 5.180% [6] | 1,285,685 | 1,285,685 |
| **U.S. Government Agency Discount Notes – 1.1%** [4,5] | **Principal Amount** | |
| FHLMC, 0.000%, 09/13/01 through 10/11/01 | $ 75,000 | 72,771 |
| FNMA, 0.000%, 07/16/01 through 08/23/01 | 225,000 | 220,139 |
| **Total U.S. Government Agency Discount Notes** | | 292,910 |
| **Total Short-Term Investments** (cost $1,578,595) | | 1,578,595 |
| **Total Investments – 186.3%** (cost $49,321,054) | | 48,924,513 |
| **Other Assets, less Liabilities – (86.3)%** | | (22,661,363) |
| **Net Assets - 100.0%** | | $ 26,263,150 |

See Notes to Schedules of Portfolio Investments on page 13.

The accompanying notes are an integral part of these financial statements.

# Managers Intermediate Duration Government Fund
# Schedule of Portfolio Investments
March 31, 2001

| | Principal Amount | Value |
|---|---|---|
| **U.S. Government Agency Obligations – 129.1%** [1] | | |
| **Federal Home Loan Mortgage Corporation – 54.4%** | | |
| FHLMC Gold 15 Year, 6.000%, TBA | $ 3,500,000 | $ 3,495,625 |
| FHLMC Gold, 6.000%, 01/01/29 | 4,403,337 | 4,304,342 |
| FHLMC Gold 30 Year, 6.500%, TBA | 700,000 | 697,593 |
| FHLMC Gold 30 Year, 7.500%, TBA | 4,500,000 | 4,602,654 |
| **Total Federal Home Loan Mortgage Corporation** | | 13,100,214 |
| **Federal National Mortgage Association – 32.2%** | | |
| FNMA 30 Year, 6.000%, TBA | 1,100,000 | 1,073,188 |
| FNMA, 6.000%, 01/01/14 | 1,563,551 | 1,565,973 |
| FNMA, 6.500%, 11/01/28 through 07/01/30 | 2,284,455 | 2,282,371 |
| FNMA IO Strip, 6.500%, 04/01/29 | 316,696 | 74,462 |
| FNMA 30 Year, 7.500%, TBA | 1,800,000 | 1,839,375 |
| FNMA 30 Year, 8.00%, TBA | 900,000 | 928,125 |
| **Total Federal National Mortgage Association** | | 7,763,494 |
| **Government National Mortgage Association – 42.5%** | | |
| GNMA, 6.750%, 08/20/17 through 08/20/18 [2] | 767,436 | 785,611 |
| GNMA, 7.000%, 01/15/28 through 11/15/28 | 4,907,118 | 4,986,094 |
| GNMA, 7.125%, 11/20/17 through 12/20/17 [2] | 282,576 | 289,590 |
| GNMA, 7.375%, 03/20/16 through 05/20/21 [2] | 746,830 | 759,295 |
| GNMA, 7.500%, 09/15/28 | 3,312,604 | 3,399,695 |
| **Total Government National Mortgage Association** | | 10,220,285 |
| **Total U.S. Government Agency Obligations** | | |
| (cost $31,028,577) | | 31,083,993 |
| **Asset Backed - 17.0%** | | |
| GMAC Commercial Mortgage Securities, 6.420%, 08/15/08 | 2,000,000 | 2,027,958 |
| Nomura Asset Securities Corp., Series 1998-D6, | | |
| Class A1B, 6.590%, 03/17/28 | 2,000,000 | 2,051,940 |
| **Total Asset Backed** (cost $4,042,430) | | 4,079,898 |
| **Short-Term Investments - 8.5%** | | |
| **Other Investment Companies - 7.9%** | **Shares** | |
| JPM Institutional Money Market Fund, 5.180% [6] | 1,912,292 | 1,912,292 |
| **Federal National Mortgage Association** | **Principal** | |
| **Discount Notes - 0.6%** [4,5] | **Amount** | |
| 0.000%, 07/16/01 | $ 140,000 | 137,378 |
| **Total Short-Term Investments** (cost $2,049,670) | | 2,049,670 |
| **Total Investments – 154.6%** (cost $37,120,677) | | 37,213,561 |
| **Other Assets, less Liabilities – (54.6)%** | | (13,136,815) |
| **Net Assets - 100.0%** | | $ 24,076,746 |

See Notes to Schedules of Portfolio Investments on page 13.

The accompanying notes are an integral part of these financial statements.

# The Managers Funds
## Notes to Schedules of Portfolio Investments

The following footnotes and abbreviations are to be read in conjunction with the Schedules of Portfolio Investments on pages 9 through 12:

At March 31, 2001, the cost of securities for Federal income tax purposes and the gross aggregate unrealized appreciation and/or depreciation based on tax cost were approximately as follows:

| Fund | Cost | Appreciation | Depreciation | Net |
|------|------|-------------|-------------|-----|
| Stock Market Plus | $152,895,725 | $1,047,243 | $(1,006,257) | $ 40,986 |
| Short Duration | 49,321,054 | 2,129,466 | (2,526,007) | (396,541) |
| Intermediate Duration | 37,120,677 | 192,609 | (99,725) | 92,884 |

[1] Mortgage-backed obligations are subject to principal paydowns as a result of prepayments or refinancings of the underlying mortgage instruments. As a result, the average life may be substantially less than the original maturity. The interest rate shown is the rate in effect at March 31, 2001.

[2] Adjustable-rate mortgages having coupon rates that adjust periodically. The interest rate shown is the rate in effect at March 31, 2001.

[3] Security is exempt from registration under Rule 144A of the Securities Act of 1933, as amended. These securities may be resold in transactions exempt from registration, normally to qualified buyers. Such securities represented 10.3% of net assets for the Stock Market Plus and 9.5% of net assets for the Short Duration.

[4] Zero-coupon security.

[5] Security is held as collateral for futures transactions by J.P. Morgan Investment Management Inc.

[6] Yield shown for this investment company represents the March 31, 2001, seven-day average yield, which refers to the sum of the previous seven days' dividends paid, expressed as an annual percentage.

**Security Ratings** (unaudited)

The composition of debt holdings as a percentage of net assets.

| S&P/Moody's Ratings | Gov't/AAA | AA | A | BBB | BB | Not Rated |
|---------------------|-----------|-----|-----|-----|-----|-----------|
| Stock Market Plus | 117.7% | 0.0% | 4.5% | 2.3% | 0.0% | 24.2% |
| Short Duration | 160.2 | 0.0 | 0.0 | 0.0 | 0.0 | 11.6 |
| Intermediate Duration | 129.7 | 0.0 | 0.0 | 0.0 | 0.0 | 17.0 |

**Investments Abbreviations:**

FHLMC: Federal Home Loan Mortgage Corporation
FNMA: Federal National Mortgage Association
FFCB: Federal Farms Credit Bank
GMAC: General Motors Acceptance Corporation
GNMA: Government National Mortgage Association
IO: Interest Only
TBA: Due date To be Announced

The accompanying notes are an integral part of these financial statements.

# The Managers Funds
## Statements of Assets and Liabilities
March 31, 2001

| | Managers U.S. Stock Market Plus Fund | Managers Short Duration Government Fund | Managers Intermediate Duration Government Fund |
|---|---|---|---|
| **Assets:** | | | |
| Investments at value | $ 152,936,711 | $ 48,924,513 | $ 37,213,561 |
| Cash | - | - | 141,680 |
| Receivable for investments sold | 47,219,843 | 29,532,343 | 13,381,134 |
| Receivable for Fund shares sold | 56,631 | 9,321 | 924 |
| Dividends, interest and other receivables | 1,008,659 | 223,126 | 160,210 |
| Variation margin receivable on open futures contracts | 11,025 | - | - |
| Due from Advisor | 65,394 | 46,805 | 13,011 |
| Prepaid expenses | 8,490 | 2,240 | 2,941 |
| Total assets | 201,306,753 | 78,738,348 | 50,913,461 |
| **Liabilities:** | | | |
| Payable for Fund shares repurchased | 243,134 | 1,733 | 758,238 |
| Payable for investments purchased | 78,093,142 | 34,782,923 | 18,945,103 |
| Interest payable-swap positions | 51,031 | - | - |
| Variation margin payable on open futures contracts | - | 53,153 | 10,938 |
| Payable for securities sold short, at value (proceeds $10,504,219, $10,178,126 and $7,089,376, respectively) | 10,561,248 | 10,153,120 | 7,068,436 |
| Reverse repurchase agreements (proceeds $16,343,000, and $7,404,000, respectively) | 16,355,276 | 7,410,311 | - |
| Accrued expenses: | | | |
| Investment advisory and management fees | 109,221 | 44,875 | 28,745 |
| Other | 100,051 | 29,083 | 25,255 |
| Total liabilities | 105,513,103 | 52,475,198 | 26,836,715 |
| **Net Assets** | $ 95,793,650 | $ 26,263,150 | $ 24,076,746 |
| Shares outstanding (unlimited number of shares of beneficial interest authorized and outstanding, no stated par) | 8,456,270 | 2,704,044 | 2,421,927 |
| Net asset value, offering and redemption price per share | $11.33 | $9.71 | $9.94 |
| **Net Assets Represent:** | | | |
| Paid-in capital | $ 140,967,447 | $ 31,511,667 | $ 25,666,047 |
| Undistributed net investment income | 5,950,657 | 56,943 | 89,914 |
| Accumulated net realized loss from investments, futures and option contracts | (42,548,159) | (4,709,452) | (1,736,663) |
| Net unrealized appreciation (depreciation) of investments, futures and option contracts | (8,576,295) | (596,008) | 57,448 |
| **Net Assets** | $ 95,793,650 | $ 26,263,150 | $ 24,076,746 |
| Investments at cost | $ 152,895,725 | $ 49,321,054 | $ 37,120,677 |

The accompanying notes are an integral part of these financial statements.

# The Managers Funds
# Statements of Operations

For the fiscal year ended March 31, 2001

| | Managers U.S. Stock Market Plus Fund | Managers Short Duration Government Fund | Managers Intermediate Duration Government Fund |
|---|---|---|---|
| **Investment Income:** | | | |
| Interest income | $ 10,152,860 | $ 2,083,384 | $ 1,848,128 |
| Dividend income | 1,286,775 | 362,936 | - |
| Total investment income | 11,439,635 | 2,446,320 | 1,848,128 |
| **Expenses:** | | | |
| Investment advisory and management fees | 1,129,936 | 212,444 | 191,884 |
| Transfer agent | 215,237 | 20,992 | 17,790 |
| Custodian | 74,875 | 38,138 | 25,651 |
| Interest expense | 55,777 | 316,931 | 2,312 |
| Trustees fees and expenses | 43,640 | 30,367 | 20,573 |
| Professional fees | 50,564 | 18,774 | 19,448 |
| Registration | 25,199 | 15,309 | 6,573 |
| Insurance | 11,988 | 3,186 | 2,391 |
| Miscellaneous | 39,319 | 6,312 | 6,282 |
| Total expenses before expense offsets | 1,646,535 | 662,453 | 292,904 |
| Expense reimbursements | (155,945) | (108,013) | (49,366) |
| Expense reductions | (14,323) | (785) | - |
| Net expenses | 1,476,267 | 553,655 | 243,538 |
| Net investment income | 9,963,368 | 1,892,665 | 1,604,590 |
| **Net Realized and Unrealized Gain (Loss):** | | | |
| Net realized gain (loss) on investments and option contracts | (6,201,453) | 324,891 | 528,017 |
| Net realized loss on futures contracts | (23,981,013) | (1,878,850) | (863,317) |
| Net unrealized appreciation of investments and option contracts | 5,269,002 | 1,678,421 | 1,616,501 |
| Net unrealized appreciation (depreciation) of futures contracts | (20,452,559) | 79,451 | 229,322 |
| Net realized and unrealized gain (loss) on investments | (45,366,023) | 203,913 | 1,510,523 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | $(35,402,655) | $ 2,096,578 | $ 3,115,113 |

The accompanying notes are an integral part of these financial statements.

# The Managers Funds
## Statements of Changes in Net Assets
For the fiscal year ended March 31,

|  | Managers U.S. Stock Market Plus Fund | |
|---|---|---|
|  | 2001 | 2000 |
| **Increase (Decrease) in Net Assets** | | |
| **From Operations:** | | |
| Net investment income | $ 9,963,368 | $ 11,417,703 |
| Net realized gain (loss) on investments, options and futures | (30,182,466) | 9,813,534 |
| Net unrealized appreciation (depreciation) | | |
| of investments, options and futures | (15,183,557) | 5,540,085 |
| Net increase (decrease) in net assets | | |
| resulting from operations | (35,402,655) | 26,771,322 |
| | | |
| **Distributions to Shareholders:** | | |
| From net investment income | (3,552,026) | (12,518,994) |
| In excess of net investment income | - | - |
| From net realized gain on investments | (12,657,332) | (24,674,903) |
| Total distributions to shareholders | (16,209,358) | (37,193,897) |
| | | |
| **From Capital Share Transactions:** | | |
| Proceeds from sale of shares | 33,176,529 | 96,921,050 |
| Net asset value of shares issued in connection | | |
| with reinvestment of dividends and distributions | 15,609,328 | 36,203,243 |
| Cost of shares repurchased | (92,755,357) | (116,910,676) |
| Net increase (decrease) from | | |
| capital share transactions | (43,969,500) | 16,213,617 |
| Total increase (decrease) in net assets | (95,581,513) | 5,791,042 |
| | | |
| **Net Assets:** | | |
| Beginning of year | 191,375,163 | 185,584,121 |
| End of year | $ 95,793,650 | $ 191,375,163 |
| | | |
| End of year undistributed | | |
| (overdistributed) net investment income | $ 5,950,657 | $ 12,399 |
| | | |
| **Share Transactions:** | | |
| Sale of shares | 2,303,868 | 5,994,091 |
| Shares issued in connection with reinvestment | | |
| of dividends and distributions | 1,075,365 | 2,304,861 |
| Shares repurchased | (6,866,966) | (7,413,923) |
| Net increase (decrease) in shares | (3,487,733) | 885,029 |

The accompanying notes are an integral part of these financial statements.

| | Managers Short Duration Government Fund | | Managers Intermediate Duration Government Fund | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| | $ 1,892,665 | $ 3,196,619 | $ 1,604,590 | $ 2,764,180 |
| | (1,553,959) | (1,567,240) | (335,300) | (1,052,626) |
| | 1,757,872 | 77,849 | 1,845,823 | (1,641,380) |
| | 2,096,578 | 1,707,228 | 3,115,113 | 70,174 |
| | (1,888,292) | (3,117,768) | (1,503,215) | (2,764,180) |
| | - | - | - | (5,173) |
| | - | - | - | (105,706) |
| | (1,888,292) | (3,117,768) | (1,503,215) | (2,875,059) |
| | 8,074,530 | 45,705,401 | 8,469,249 | 12,864,608 |
| | 1,681,126 | 2,856,393 | 1,276,246 | 2,713,480 |
| | (19,241,009) | (72,418,486) | (18,419,251) | (36,760,396) |
| | (9,485,353) | (23,856,692) | (8,673,756) | (21,182,308) |
| | (9,277,067) | (25,267,232) | (7,061,858) | (23,987,193) |
| | 35,540,217 | 60,807,449 | 31,138,604 | 55,125,797 |
| | $ 26,263,150 | $ 35,540,217 | $ 24,076,746 | $ 31,138,604 |
| | $ 56,943 | $ (384,434) | $ 89,914 | $ (139,621) |
| | 838,200 | 4,672,634 | 876,621 | 1,338,329 |
| | 174,621 | 292,708 | 132,684 | 283,573 |
| | (1,996,794) | (7,397,351) | (1,911,137) | (3,858,008) |
| | (983,973) | (2,432,009) | (901,832) | (2,236,106) |

The accompanying notes are an integral part of these financial statements.

# Managers U.S. Stock Market Plus Fund
# Financial Highlights

For a share outstanding throughout the fiscal years ended March 31,

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **Net Asset Value, Beginning of Year** | $16.02 | $16.78 | $16.86 | $12.56 | $12.27 |
| **Income from Investment Operations:** | | | | | |
| Net investment income | 1.00 | 0.88 | 0.69 | 0.59 | 0.59 |
| Net realized and unrealized gain (loss) on investments | (4.34) | 1.38 | 1.76 | 4.94 | 1.82 |
| Total from investment operations | (3.34) | 2.26 | 2.45 | 5.53 | 2.41 |
| **Less Distributions to Shareholders from:** | | | | | |
| Net investment income | (0.30) | (0.98) | (0.62) | (0.59) | (0.59) |
| Net realized gain on investments | (1.05) | (2.04) | (1.91) | (0.64) | (1.53) |
| Total distributions to shareholders | (1.35) | (3.02) | (2.53) | (1.23) | (2.12) |
| **Net Asset Value, End of Year** | $11.33 | $16.02 | $16.78 | $16.86 | $12.56 |
| Total Return (a) | (22.47)% | 14.91% | 17.17% | 45.71% | 21.41% |
| Ratio of net operating expenses to average net assets (b) | 0.88% | 0.88% | 0.88% | 0.88% | 0.88% |
| Ratio of total expenses to average net assets | 1.02% (c) | 1.01% | 1.04% | 1.23% | 2.60% |
| Ratio of net investment income to average net assets (a) | 6.17% | 5.47% | 4.62% | 4.79% | 5.30% |
| Portfolio turnover | 624% | 442% | 527% | 424% | 182% |
| Net assets at end of year (000's omitted) | $95,794 | $191,375 | $185,584 | $136,667 | $13,507 |

(a) Total returns and net investment income would have been lower had certain expenses not been reduced.

(b) After expense offsets

(c) Includes interest expense of 0.04% of average net assets (See note 1(i) of "Notes to Financial Statements.")

# Managers Short Duration Government Fund
## Financial Highlights

For a share outstanding throughout the fiscal years ended March 31,

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **Net Asset Value, Beginning of Year** | $9.64 | $9.94 | $9.92 | $9.83 | $9.74 |
| **Income from Investment Operations:** | | | | | |
| Net investment income | 0.74 | 0.54 | 0.45 | 0.48 | 0.48 |
| Net realized and unrealized gain (loss) on investments | (0.06) | (0.27) | 0.02 | 0.12 | 0.14 |
| Total from investment operations | 0.68 | 0.27 | 0.47 | 0.60 | 0.62 |
| **Less Distributions to Shareholders from:** | | | | | |
| Net investment income | (0.61) | (0.57) | (0.45) | (0.51) | (0.48) |
| In excess of net investment income | - | - | - | - | (0.05) |
| Total distributions to shareholders | (0.61) | (0.57) | (0.45) | (0.51) | (0.53) |
| **Net Asset Value, End of Year** | $9.71 | $9.64 | $9.94 | $9.92 | $9.83 |
| Total Return (a) | 7.35% | 2.75% | 4.83% | 6.24% | 6.57% |
| Ratio of net operating expenses to average net assets (b) | 0.78% | 0.78% | 0.78% | 0.78% | 0.78% |
| Ratio of total expenses to average net assets | 2.18% (c) | 1.07% | 1.00% | 1.00% | 0.93% |
| Ratio of net investment income to average net assets (a) | 6.24% | 6.01% | 4.78% | 5.28% | 5.04% |
| Portfolio turnover | 866% | 268% | 298% | 626% | 556% |
| Net assets at end of year (000's omitted) | $26,263 | $35,540 | $60,807 | $78,428 | $118,989 |

(a) Total returns and net investment income would have been lower had certain expenses not been reduced.

(b) After expense offsets

(c) Includes interest expense of 1.14% of average net assets (See note 1(i) of "Notes to Financial Statements.")

# Managers Intermediate Duration Government Fund
# Financial Highlights

For a share outstanding throughout the fiscal years ended March 31,

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **Net Asset Value, Beginning of Year** | $9.37 | $9.91 | $10.00 | $9.73 | $10.01 |
| **Income from Investment Operations:** | | | | | |
| Net investment income | 0.61 | 0.53 | 0.53 | 0.59 | 0.60 |
| Net realized and unrealized gain (loss) on investments | 0.49 | (0.50) | 0.03 | 0.42 | (0.02) |
| Total from investment operations | 1.10 | 0.03 | 0.56 | 1.01 | 0.58 |
| **Less Distributions to Shareholders from:** | | | | | |
| Net investment income | (0.53) | (0.53) | (0.52) | (0.56) | (0.61) |
| In excess of net investment income | - | (0.02) | - | - | - |
| Net realized gain on investments | - | (0.02) | (0.13) | (0.18) | (0.25) |
| Total distributions to shareholders | (0.53) | (0.57) | (0.65) | (0.74) | (0.86) |
| **Net Asset Value, End of Year** | $9.94 | $9.37 | $9.91 | $10.00 | $9.73 |
| Total Return (a) | 12.17% | 0.40% | 5.73% | 10.65% | 5.92% |
| Ratio of net operating expenses to average net assets (b) | 0.88% | 0.88% | 0.88% | 0.88% | 0.88% |
| Ratio of total expenses to average net assets | 1.07% (c) | 1.06% | 1.06% | 1.13% | 1.16% |
| Ratio of net investment income to average net assets (a) | 5.85% | 5.72% | 5.25% | 5.61% | 6.19% |
| Portfolio turnover | 690% | 455% | 423% | 583% | 409% |
| Net assets at end of year (000's omitted) | $24,077 | $31,139 | $55,126 | $38,642 | $37,736 |

(a) Total returns and net investment income would have been lower had certain expenses not been reduced.

(b) After expense offsets

(c) Includes interest expense of 0.01% of average net assets (See note 1(i) of "Notes to Financial Statements.")

# The Managers Funds
## Notes to Financial Statements
March 31, 2001

**(1)  Summary of Significant Accounting Policies**

Managers Trust I ("Trust I"), formerly Smith Breeden Trust, and Managers Trust II ("Trust II"), formerly Smith Breeden Series Fund, (collectively, the "Trusts") are no-load, open-end, management investment companies each organized as a Massachusetts business trust and registered under the Investment Company Act of 1940, as amended (the "1940 Act"). Currently, Trust I is comprised of Managers U.S. Stock Market Plus Fund ("Stock Market Plus"), formerly Smith Breeden U.S. Equity Market Plus® Fund.  Trust II currently offers shares in two series: Managers Short Duration Government Fund ("Short Duration"), formerly Smith Breeden Short Duration U.S. Government Fund, and Managers Intermediate Duration Government Fund ("Intermediate Duration"), formerly Smith Breeden Intermediate Duration U.S. Government Fund.

The financial statements of Stock Market Plus, Short Duration and Intermediate Duration (collectively, the "Funds") are prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods.  Actual results could differ from those estimates.  The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements.

**(a)  Valuation of Investments**

Equity securities traded on a domestic or international securities exchange and over-the counter securities are valued at the last quoted sales price, or, lacking any sales, at last quoted bid price.  Fixed-income securities are valued based on valuations furnished by independent pricing services that utilize matrix systems, which reflect such factors as security prices, yields, maturities, and ratings, and are supplemented by dealer and exchange quotations.  Futures contracts for which market quotations are readily available are valued at the settlement price as of the close of the futures exchange.  For Stock Market Plus, equity index futures are valued at the close of the New York Stock Exchange. Short-term investments, having a remaining maturity of 60 days or less, are valued at amortized cost, which approximates market.  Investments in other regulated investment companies are valued at their end of day net asset value per share.  Securities (including derivatives) for which market quotations are not readily available are valued at fair value, as determined in good faith and pursuant to procedures adopted by the Board of Trustees of the Trusts.

Investments in certain mortgage-backed, stripped mortgage-backed, preferred stocks, convertible securities, derivatives and other debt securities not traded on an organized securities market, are valued on the basis of valuations provided by dealers or by a pricing service which uses information with respect to transactions in such securities, various relationships between securities and yield to maturity in determining value.

**(b)  Security Transactions**

Security transactions are accounted for as of trade date.  Realized gains and losses on securities sold are determined on the basis of identified cost.

**(c)  Investment Income and Expenses**

Dividend income is recorded on the ex-dividend date.  Interest income is determined on the basis of interest accrued.  Discounts and premiums are amortized using the effective interest method when required for Federal income tax purposes.  Non-cash dividends included in dividend income, if any, are reported at the fair market value of the securities received.  Other income and expenses are recorded on an accrual basis.  Expenses that cannot be directly attributed to a particular Fund are apportioned among the Funds, and in some cases other Funds in the family, based upon their relative net assets or number of shareholders.

In November 2000, a revised AICPA Audit and Accounting Guide, *Audits of Investment Companies*, was issued, and is effective for fiscal years beginning after December 15, 2000. The revised Guide will require the Funds to amortize premium and discount on all fixed-income securities.  Upon initial adoption, each Fund will be required to adjust the cost of its fixed-income securities by the cumulative amount of amortization that would have been recognized had amortization been in effect from the purchase date of each holding. Adopting this accounting principle will not effect the Funds' net asset values, but will change the classification of certain amounts between interest income and realized and unrealized gain/loss in the Statement of Operations.  The Funds have not at this time quantified the impact, if any, resulting from the adoption of this principle on the financial statements.

Each of the Funds has a "balance credit" arrangement with the custodian bank whereby each Fund is credited with an interest factor equal to 75% of the nightly Fed Funds Rate for account balances left uninvested overnight.  These credits serve to reduce custody expenses that would otherwise be charged to the Funds.  For the fiscal year ended March 31, 2001, under these arrangements the custody expenses were reduced as follows: Stock Market Plus - $14,323 and Short Duration - $785.

The Managers Funds LLC (the "Investment Manager"), a subsidiary of Affiliated Managers Group, Inc. ("AMG"), has contractually agreed, through at least July 31, 2002, to waive its fees and/or bear expenses of each Fund to cause total operating expenses to not exceed the annual rates of 0.88% for Stock Market Plus and Intermediate Duration and 0.78% for Short Duration (the "Expense Agreements").  The Expense Agreements would not apply during any period that the total net assets of a Fund are below $50 million or if the shareholders of that Fund approve a fund management agreement or a merger of that Fund into another mutual fund.  The Investment Manager also made a voluntary undertaking  to limit the expenses to 0.88% for Stock Market Plus and Intermediate Duration, and 0.78% for Short Duration for the fiscal year ended March 31, 2001.

### (d)  Dividends and Distributions

Dividends resulting from net investment income, if any, normally are declared and paid monthly for Short Duration and effective October 1, 2000, for Intermediate Duration. Dividends resulting from net investment income were declared and paid daily for Intermediate Duration until September 30, 2000. Dividends resulting from net investment income, if any, normally are declared and paid quarterly for Stock Market Plus.  Distributions of capital gains, if any, will be made on an annual basis in December and when required for Federal excise tax purposes.  Income and capital gain distributions are determined in accordance with Federal income tax regulations, which may differ from generally accepted accounting principles.  These differences are primarily due to differing treatments for losses deferred due to wash sales, equalization accounting for tax purposes, options, futures and market discount transactions.  Permanent book and tax basis differences, if any, relating to shareholder distributions will result in reclassifications to paid-in-capital.

### (e)  Federal Taxes
Each Fund intends to comply with the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended, and to distribute substantially all of its taxable income and gains to its shareholders and to meet certain diversification and income requirements with respect to investment companies.

### (f)  Capital Loss Carryovers
As of March 31, 2001, each Fund had accumulated net realized capital loss carryovers from securities transactions for Federal income tax purposes as shown in the following chart.  These amounts may be used to offset realized capital gains, if any, through March 31, 2009.

| Fund | Capital Loss Carryover Amounts | Expires Mar. 31 |
|------|-------------------------------|-----------------|
| Stock Market Plus | $16,102,872 | 2009 |
| Short Duration | 658,505 | 2004 |
| | 829,556 | 2005 |
| | 760,963 | 2008 |
| | 1,568,229 | 2009 |
| Intermediate Duration | 1,373,900 | 2009 |

### (g)  Capital Stock
Each Trust's Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest, without par value.  Each Fund records sales and repurchases of its capital stock on the trade date.  Dividends and distributions to shareholders are recorded on the ex-dividend date.

At March 31, 2001, certain unaffiliated shareholders, specifically omnibus accounts, individually held greater than 10% of the outstanding shares of the following Funds: Stock Market Plus - 1 owns 41%; Short Duration - 3 own 71%; Intermediate Duration - 1 owns 70%.

### (h)  Repurchase Agreements
Each Fund may enter into repurchase agreements provided that the value of the underlying collateral, including accrued interest, will be equal to or exceed the value of the repurchase agreement during the term of the agreement.  The underlying collateral for all repurchase agreements is held in safekeeping by the Fund's custodian or at the Federal Reserve Bank.

If the seller defaults and the value of the collateral declines, or if bankruptcy proceedings commence with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.

### (i)  Reverse Repurchase Agreements
A reverse repurchase agreement involves the sale of portfolio assets together with an agreement to repurchase the same assets later at a fixed price. Additional assets are maintained in a segregated account with the custodian, and are marked to market daily. The segregated assets may consist of cash, U.S. Government securities, or other liquid

securities at least equal in value to the obligations under the reverse repurchase agreements. In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, a fund's use of the proceeds under the agreement may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the obligation to repurchase the securities.

Reverse Repurchase agreements as of March 31, 2001:

| Fund | Face Value | Security | Current Liability |
|---|---|---|---|
| Stock Market Plus | $12,287,000 | FHLMC  6.000%, 01/01/29 | $12,297,485 |
| | 4,056,000 | GNMA  7.000%, 03/15/28 | 4,057,791 |
| | | | |
| Short Duration | 3,629,000 | FNMA  6.010%, 12/01/08 | 3,632,115 |
| | 2,210,000 | GNMA  7.000%, 06/15/28 | 2,211,871 |
| | 1,565,000 | GNMA  7.000%, 08/15/28 | 1,566,325 |

### (j)   Dollar Roll and Reverse Dollar Roll Agreements
A dollar roll is an agreement to sell securities for delivery in the current month and to repurchase substantially similar securities on a specified future date. During the roll period, principal and interest paid on these securities are not received. When a fund invests in a dollar roll, it is compensated by the difference between the current sales price and the forward price for the future purchase as well as by earnings on the cash proceeds of the initial sale.  A reverse dollar roll is agreement to buy securities for delivery in the current month and to sell substantially similar securities on a specified future date, typically at a lower price.  During the roll period, the fund receives the principal and interest on the securities purchased in compensation for the cash invested in the transaction.

### (k)  Short Sales
A short sale is a transaction in which a fund sells a security it does not own in anticipation that the market value of that security will decline.  Each of the Funds expect to engage in short sales as a form of hedging in order to shorten the overall duration of its the portfolio and maintain portfolio flexibility.  While a short sale may act as an effective hedge to reduce the market or interest rate risk of a portfolio, it may also result in losses which can reduce the portfolio's total return.

As of March 31, 2001, the short sales of each Fund were as follows:

| Fund | Principal | Security | Proceeds | Current Liability |
|---|---|---|---|---|
| Stock Market Plus | $  6,500,000 | GNMA 30 Year 6.500% | $  6,432,969 | $ (6,500,000) |
| | 4,000,000 | GNMA 30 Year 7.000% | 4,071,250 | (4,061,248) |
| | | | | |
| Short Duration | 10,000,000 | GNMA 30 Year 7.000% | 10,178,125 | (10,153,120) |
| | | | | |
| Intermediate Duration | 5,000,000 | GNMA 30 Year 7.000% | 5,093,750 | (5,076,560) |
| | 2,000,000 | FNMA 30 Year 6.500% | 1,995,625 | (1,991,876) |

### (l)   Futures Contracts Held or Issued for Purposes other than Trading
Each of the Funds uses interest-rate futures contracts for risk management purposes in order to reduce fluctuations in each Fund's net asset values relative to each Fund's targeted option-adjusted duration.  On entering into a futures contract, either cash or securities in an amount equal to a certain percentage of the contract value (initial margin) must be deposited with the futures broker. Subsequent payments (variation margin) are

made or received each day. The variation margin payments equal the daily changes in the contract value and are recorded as unrealized gains or losses. The Funds recognize a realized gain or loss when the contract is closed or expires equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Stock Market Plus had the following open futures contracts as of March 31, 2001:

| Type | Number of Contracts | Position | Expiration Month | Unrealized Gain/(Loss) |
|---|---|---|---|---|
| 10-Year U.S. Treasury | 136 | Long | June 2001 | $ (46,817) |
| 5-Year U.S. Treasury | 218 | Short | June 2001 | (84,853) |
| 10-Year U.S. Treasury | 371 | Short | June 2001 | (650,463) |
| U.S. Treasury Bond | 35 | Short | June 2001 | 13,011 |
| 3 Month Eurodollar | 22 | Long | December 2001 | 124,198 |
| 3 Month Eurodollar | 76 | Short | June 2001 | (49,737) |
| 3 Month Eurodollar | 11 | Long | March 2002 | 15,748 |
| 3 Month Eurodollar | 41 | Long | June 2002 | 130,379 |
| 3 Month Eurodollar | 78 | Short | December 2002 | (631,582) |
| 3 Month Eurodollar | 57 | Short | September 2002 | (163,588) |
| 3 Month Eurodollar | 42 | Long | December 2002 | 168,883 |
| 3 Month Eurodollar | 64 | Short | March 2003 | (266,682) |
| 3 Month Eurodollar | 38 | Long | June 2003 | 126,463 |
| 3 Month Eurodollar | 62 | Short | September 2003 | (197,660) |
| 3 Month Eurodollar | 23 | Long | December 2003 | 73,831 |
| 3 Month Eurodollar | 26 | Short | March 2004 | (71,311) |
| 3 Month Eurodollar | 5 | Long | June 2004 | 2,157 |
| 3 Month Eurodollar | 30 | Long | September 2004 | 94,412 |
| 3 Month Eurodollar | 29 | Long | December 2004 | 86,541 |
| 3 Month Eurodollar | 119 | Short | March 2005 | (96,079) |
| 3 Month Eurodollar | 3 | Long | September 2005 | 864 |
| 3 Month Eurodollar | 10 | Long | December 2005 | 12,300 |
| 3 Month Eurodollar | 64 | Short | March 2006 | (55,632) |
| 3 Month Eurodollar | 9 | Long | June 2006 | 8,992 |
| 3 Month Eurodollar | 22 | Long | September 2006 | 43,971 |
| 3 Month Eurodollar | 17 | Long | December 2006 | 30,156 |
| 3 Month Eurodollar | 23 | Short | March 2007 | 403 |
| 3 Month Eurodollar | 1 | Long | June 2007 | 296 |
| 3 Month Eurodollar | 1 | Long | September 2007 | 321 |
| 3 Month Eurodollar | 2 | Short | December 2007 | 1,018 |
| | | | Total | $ (1,380,460) |

Short Duration had the following open futures contracts as of March 31, 2001:

| Type | Number of Contracts | Position | Expiration Month | Unrealized Gain/(Loss) |
|---|---|---|---|---|
| 10-Year U.S. Agency | 7 | Long | June 2001 | $ 412 |
| 5-Year U.S. Treasury | 69 | Short | June 2001 | (36,466) |
| 10-Year U.S. Treasury | 88 | Short | June 2001 | (129,769) |
| U.S. Treasury Bond | 7 | Short | June 2001 | 3,052 |

| | | | | | |
|---|---|---|---|---|---|
| 3 Month Eurodollar | 11 | Long | June 2001 | $ | 8,024 |
| 3 Month Eurodollar | 3 | Long | September 2001 | | 2,839 |
| 3 Month Eurodollar | 2 | Long | December 2001 | | 2,069 |
| 3 Month Eurodollar | 4 | Long | March 2002 | | 4,137 |
| 3 Month Eurodollar | 1 | Long | June 2002 | | 896 |
| 3 Month Eurodollar | 4 | Long | September 2002 | | 2,837 |
| 3 Month Eurodollar | 4 | Long | December 2002 | | 2,086 |
| 3 Month Eurodollar | 20 | Short | June 2004 | | (42,474) |
| 3 Month Eurodollar | 5 | Short | September 2004 | | (5,506) |
| 3 Month Eurodollar | 1 | Long | December 2004 | | 134 |
| 3 Month Eurodollar | 1 | Long | March 2005 | | 109 |
| 3 Month Eurodollar | 8 | Short | June 2005 | | (12,070) |
| 3 Month Eurodollar | 3 | Short | September 2005 | | (186) |
| 3 Month Eurodollar | 10 | Short | December 2005 | | (13,967) |
| 3 Month Eurodollar | 13 | Short | March 2006 | | (16,430) |
| 3 Month Eurodollar | 2 | Long | June 2006 | | (57) |
| 3 Month Eurodollar | 5 | Long | September 2006 | | 5,580 |
| 3 Month Eurodollar | 3 | Long | December 2006 | | 1,552 |
| 3 Month Eurodollar | 1 | Short | September 2007 | | 71 |
| 3 Month Eurodollar | 1 | Short | December 2007 | | 46 |
| 3 Month Eurodollar | 2 | Short | March 2008 | | 68 |
| 3 Month Eurodollar | 2 | Short | June 2008 | | 43 |
| 3 Month Eurodollar | 2 | Short | September 2008 | | 18 |
| 3 Month Eurodollar | 2 | Short | December 2008 | | (7) |
| 3 Month Eurodollar | 2 | Short | March 2009 | | (32) |
| 3 Month Eurodollar | 2 | Short | June 2009 | | (83) |
| 3 Month Eurodollar | 2 | Short | September 2009 | | (133) |
| 3 Month Eurodollar | 2 | Short | December 2009 | | (158) |
| 3 Month Eurodollar | 2 | Short | March 2010 | | (208) |
| 3 Month Eurodollar | 2 | Short | June 2010 | | (258) |
| 3 Month Eurodollar | 2 | Short | September 2010 | | (308) |
| 3 Month Eurodollar | 2 | Short | December 2010 | | (334) |
| | | | Total | | $ (224,473) |

Intermediate Duration had the following open futures contracts as of March 31, 2001:

| Type | Number of Contracts | Position | Expiration Month | Unrealized Gain/(Loss) | |
|---|---|---|---|---|---|
| 5-Year U.S. Treasury | 2 | Long | June 2001 | $ | 24 |
| 10-Year U.S. Treasury | 32 | Short | June 2001 | | (56,400) |
| | | | Total | $ | (56,376) |

Futures transactions involve additional costs and may result in losses. The effective use of futures depends on the Funds' ability to close futures positions at times when the Funds' portfolio managers deem it desirable to do so. The use of futures also involves the risk of imperfect correlation among movements in the values of the securities underlying the futures purchased and sold by the Funds, of the futures contracts themselves, and of the securities that are the subject of a hedge.

# The Managers Funds
## Notes to Financial Statements (continued)

### (m) Derivative Financial Instruments Held or Issued for Trading Purposes

Stock Market Plus invests in futures contracts on the S&P 500 Index whose returns are expected to track movements in the S&P 500 Index.

Stock Market Plus had the following open futures contracts on the S&P 500 Index as of March 31, 2001:

| Number of Contracts | Position | Expiration Month | Unrealized Gain/(Loss) |
|---|---|---|---|
| 219 | Long | June 2001 | $    (7,182,629) |
| 3 | Long | December 2001 | 2,837 |
| | | Total | $    (7,179,792) |

### (n) Assets Pledged to Cover Margin Requirements for Open Futures Positions

The aggregate market value of assets pledged to cover margin requirements for the open futures positions at March 31, 2001 was:

| Fund | Assets Pledged |
|---|---|
| Stock Market Plus | $5,393,246 |
| Short Duration | 292,910 |
| Intermediate Duration | 137,378 |

### (o) Interest Rate Caps and Swap Contracts and Options

The Funds may enter into over-the-counter transactions involving interest rate caps, swap contracts, or purchase options to enter into such contracts, in order to manage interest rate risk. In an interest rate cap agreement, one party agrees to make payments only under specified circumstances, usually in return for payment of a fee by the other party. An interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate cap. Swap contracts represent an agreement between counterparties to exchange cash flows based on the difference between two rates applied to a notional principal amount for a specified period. The most common type of interest rate swap involves the exchange of fixed-rate cash flows for variable-rate cash flows. Swaps do not involve the exchange of principal between the parties. Purchased options on swap contracts ("swaptions") give the holder the right, but not the obligation, to enter into a swap contract with the counterparty which has written the option on a date, at an interest rate, and with a notional amount as specified in the swaption agreement. If the counterparty to the swap transaction defaults, the Funds will be limited to contractual remedies pursuant to the agreements governing the transaction. There is no assurance that swap or swaption contract counterparties will be able to meet their obligations under the contracts or that, in the event of default, the Funds will succeed in pursuing contractual remedies. The Funds may thus assume the risk that payments owed the Funds under a swap or swaption contract will be delayed, or not received at all. During the term of the swap agreement or swaption, unrealized gains or losses are recorded as a result of "marking to market." When the swap agreement or swaption is terminated, the Funds will record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transaction and the Funds' basis in the contract, if any.

As of March 31, 2001, Stock Market Plus held two open swaptions. In each of the contracts, the Fund paid a premium, to the counterparty, in return for the swaption. These swaptions may be exercised by entering into a swap contract with the counterparty only on the date specified in each contract.

### (2) Agreements and Transactions with Affiliates

The Trusts have entered into Fund Management Agreements with the Investment Manager dated August 1, 2000. Under these agreements, the Investment Manager provides or oversees investment advisory and management services to the Funds. [Prior to August 1, 2000, the investment manager of each of the Funds was Smith Breeden Associates, Inc. ("Smith Breeden")]. The Investment Manager selects sub-advisors for each Fund (subject to Trustee approval), and monitors the portfolio managers' investment programs and results. Each Fund's investment portfolio is currently managed by Smith Breeden, pursuant to Sub-Advisory Agreements by and between the Investment Manager on behalf of each Fund and the sub-advisor. Certain Trustees and Officers of the Funds are Officers of the Investment Manager or of AMG.

Investment advisory and management fees of 0.70% per annum are paid directly by each Fund to the Investment Manager based on average daily net assets. (Prior to August 1, 2000, the Funds paid an identical fee to Smith Breeden for these services.)

Effective August 1, 2000, the aggregate annual fee paid to each independent Trustee for serving as a Trustee of the Trusts is $2,000. (Prior to August 1, 2000, each former independent Trustee was paid a combined fee of $75,000 for serving as a Trustee to the predecessor Trusts.) The Trustees fee expense shown in the financial statements represents each Fund's allocated portion of the total fees and expenses paid by the Trusts for the fiscal year ended March 31, 2001.

### (3) Purchases and Sales of Securities

Purchases and sales of securities, excluding short-term securities, for the fiscal year ended March 31, 2001, were as follows.

| Fund | Long-Term Securities | | U.S. Government Securities | |
|---|---|---|---|---|
| | Purchases | Sales | Purchases | Sales |
| Stock Market Plus | $1,303,067,560 | $1,414,478,499 | $4,919,681 | $4,958,427 |
| Short Duration | 347,210,970 | 358,322,882 | 874,816 | N/A |
| Intermediate Duration | 260,611,744 | 276,880,890 | N/A | N/A |

### (4) Portfolio Securities Loaned

The Funds may participate in a securities lending program providing for the lending of corporate bonds, equity and government securities to qualified brokers. Collateral on all securities loaned are accepted in cash and/or government securities. Collateral is maintained at a minimum level of 100% of the market value, plus interest, if applicable, of investments on loan. The custodian invests collateral received in the form of cash temporarily in money market funds. Earnings of such temporary cash investments are divided between the custodian, as a fee for its services under the program, and the Fund loaning the security, according to agreed-upon rates.

### (5) Risks Associated Collateral Mortgage Obligations ("CMOs")

The net asset value of the Funds may be sensitive to interest rate fluctuations because the Funds may hold several instruments, including CMOs and other derivatives, whose values can be significantly impacted by interest rate movements. CMOs are obligations collateralized by a portfolio of mortgages or mortgage-related securities. Payments of principal and interest on the mortgages are passed through to the holder of the CMOs on the same schedule as they are received, although certain classes of CMOs have priority over others with respect to the receipt of prepayments on the mortgages. Therefore, the investment in CMOs may be subject to a greater or lesser risk of prepayment than other types of mortgage-related securities. CMOs may have a fixed or variable rate of interest.

## Report of Independent Accountants

To the Trustees of Managers Trust I and Managers Trust II and the
Shareholders of Managers U.S. Stock Market Plus Fund, Managers
Short Duration Government Fund and Managers Intermediate
Duration Government Fund:

In our opinion, the accompanying statements of assets and liabilities, including the
schedules of portfolio investments, and the related statements of operations and of
changes in net assets and the financial highlights present fairly, in all material respects, the
financial positions of Managers U.S. Stock Market Plus Fund, Managers Short Duration
Government Fund and Managers Intermediate Duration Government Fund (constituting
Managers Trust I and Managers Trust II, hereafter referred to as the "Funds"), at March 31,
2001, and the results of each of their operations, the changes in each of their net assets
and the financial highlights for the year then ended, in conformity with accounting
principles generally accepted in the United States of America. These financial statements
and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these
financial statements based on our audits. We conducted our audits of these financial
statements in accordance with auditing standards generally accepted in the United States
of America, which require that we plan and perform the audit to obtain reasonable
assurance about whether the financial statements are free of material misstatements. An
audit includes examining, on a test basis, evidence supporting the amounts and disclo-
sures in the financial statements, assessing the accounting principles used and significant
estimates made by management, and evaluating the overall financial statement presenta-
tion. We believe that our audits, which included confirmation of securities at March 31,
2001, by correspondence with the custodian and brokers, provide a reasonable basis for
our opinion. The statement of changes in net assets for the year ended March 31, 2000,
and the financial highlights for each of the years ended in the four-year period ended
March 31, 2000, were audited by other independent accountants whose report dated May
12, 2000, expressed an unqualified opinion on those statements.

PricewaterhouseCoopers LLP
Boston, Massachusetts
May 18, 2001

# THE MANAGERS FUNDS

*We pick the talent. You reap the results.*

## Investment Manager and Administrator

**The Managers Funds LLC**
40 Richards Avenue
Norwalk, Connecticut 06854-2325
(203) 857-5321 or (800) 835-3879

## Custodian

State Street Bank & Trust Company
1776 Heritage Drive
North Quincy, Massachusetts 02171

## Legal Counsel

Goodwin Procter  LLP
Exchange Place
Boston, Massachusetts 02109-2881

## Transfer Agent

Boston Financial Data Services, Inc.
attn: The Managers Funds
P.O. Box 8517
Boston, Massachusetts 02266-8517
(800) 252-0682

## Trustees

This report is prepared for the information of shareholders.  It is authorized for distribution to prospective investors only when preceded or accompanied by an effective prospectus, which is available through Managers Distributors, Inc.
1-800-835-3879

## The Managers Funds
### Equity Funds:

VALUE FUND
Armstrong Shaw Associates Inc.
Chartwell Investment Partners, L.P.

CAPITAL APPRECIATION FUND
Essex Investment Management Co., LLC
Roxbury Capital Management, LLC

SMALL COMPANY FUND
Kalmar Investment Advisers
HLM Management Co., Inc.

SPECIAL EQUITY FUND
Goldman Sachs Asset Management
Pilgrim Baxter & Associates, Ltd.
Westport Asset Management, Inc.
Kern Capital Management LLC
Skyline Asset Management, L.P.

INTERNATIONAL EQUITY FUND
Zurich Scudder  Investments, Inc.
Lazard Asset Management
Mastholm Asset Management, L.L.C.

EMERGING MARKETS EQUITY FUND
Rexiter Capital Management Limited

U.S. STOCK MARKET PLUS FUND
Smith Breeden Associates, Inc.

### Income Funds:

BOND FUND
Loomis, Sayles & Company L.P.

GLOBAL BOND FUND
Rogge Global Partners, plc.

INTERMEDIATE DURATION
 GOVERNMENT FUND
Smith Breeden Associates, Inc.

INTERMEDIATE BOND FUND
Standish, Ayer & Wood, Inc.

SHORT DURATION
 GOVERNMENT FUND
Smith Breeden Associates, Inc.

MONEY MARKET FUND
J.P. Morgan Investment Management Inc.

# www.managersfunds.com